06050815

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-20357

SEC MAIL PROCESSING SECTION RECEIVED MAR 3 1 2006 WASH, D.C. 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alpine Associates, A Limited Partnership**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Union Avenue
(No. and Street)

Cresskill	**New Jersey**	**07626**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Post **(201) 871-0866**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 2 1 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Gerald Post**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o: **Alpine Associates, A Limited Partnership**, as of **December 31**, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Eckert Corp., General Partner of Alpine Associates

Title

Notary Public

ELAINE GIORDANO
NOTARY PUBLIC OF NEW JERSEY
~~My Com~~mission Expires Jan. 28, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$ 5,545,834
Deposits with clearing organizations	6,695,867
Securities owned, at market value (cost $1,690,740,099) (notes 4 and 7)	1,731,370,336
Securities owned, not readily marketable, at fair value (cost $87,352,792)	95,100,993
Receivables from brokers, dealers, and clearing organizations (notes 6 and 7)*	3,163,737,803
Receivable from affiliates (note 3)	37,025
Dividends and interest receivable	6,283,567
Furniture, fixtures, and equipment, at cost, less accumulated depreciation of $247,110	228,884
Other assets	98,437
Total assets	$ 5,009,098,746

Liabilities and Partnership Capital

Liabilities:	
Securities sold, not yet purchased, at market value (proceeds $492,927,854) (notes 4 and 7)	$ 532,389,754
Payables to brokers, dealers and clearing organizations (notes 6 and 7)*	3,224,727,192
Payable to affiliates (note 3)	14,527,075
Dividends and interest payable	785,446
Accounts payable, accrued expenses, and other liabilities	205,334
Total liabilities	3,772,634,801
Partnership capital:	
General partner	6,866
Limited partners	1,236,457,079
Total partnership capital (note 8)	1,236,463,945
Total liabilities and partnership capital	$ 5,009,098,746

* Includes $2,242,734,883 of securities borrowed which have been reloaned to other counterparties.

See accompanying notes to financial statements.